

05040180

ATES
NGE COMMISSION
C. 20549

VE 4-28-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Investment Banking Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.



SEC MAIL
RECEIVED
PROCESSING
APR 2 1 2005
WASH., DC
170
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7535 East Hampden Avenue, Suite 109
(No. and Street)

Denver (City) CO (State) 80231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Stark 303-226-5499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2228 South Fraser Street, Unit 1 (Address) Aurora, (City) CO (State) 80014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 2 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Investment Banking Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
DIANA L.
ERKANDER
STATE OF COLORADO

My Commission Expires May 12, 2008

Diana L. Erkander
Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Bluestone
INVESTMENT BANKING GROUP LLC

7535 E. Hampden Avenue, Suite 109
Denver, CO 80231

phone: 303.226.5499
fax: 303.694.6761


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C. 179 SECTION

April 12, 2005

Securities and Exchange Commission
Principal Office
450 5th Street, N.W.
Washington D.C. 20549

Dear Filing Officer – Division of Market Regulation,

It had come to our attention that Audited Report Form X-17A-5 Part III was signed by the outside Auditor/Accountant, and not by me. Please see the revised or corrected enclosed Annual Audited Report Form X-17A-5 Part III. For your reference, our CRD number is: 104395. The Auditor is working on the explanation of no material differences between the Annual Audit and the year-end Part IIA filing.

Please call with questions.

Sincerely,

Steven M. Stark
Managing Member